      As filed with the Securities and Exchange Commission on June 6, 2000
                                                     Registration No. 333- _____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

        -----------------------------------------------------------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

        -----------------------------------------------------------------

                           RENAISSANCERE HOLDINGS LTD.
             (Exact name of registrant as specified in its charter)

             Bermuda                                             98-013-8020
   (State or other jurisdiction                               (I.R.S. Employer
of incorporation of organization)                            Identification No.)

        -----------------------------------------------------------------

                                Renaissance House
                               8-12 East Broadway
                             Pembroke HM 19 Bermuda
                                 (441) 295-4513
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

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                                 John M. Lummis
                Senior Vice President and Chief Financial Officer
                               8-12 East Broadway
                             Pembroke HM 19 Bermuda
                                 (441) 295-4513
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 with a copy to:
                            John S. D'Alimonte, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

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     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective Registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

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                                             (Cover continued on following page)

(Cover continued from previous page)

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
                         CALCULATION OF REGISTRATION FEE
============================= ============== ============ ==================== ==============
                                               Proposed
                                               maximum
Title of each class                            offering     Proposed maximum     Amount of
  of securities to             Amount to be   price per    aggregate offering   registration
   be registered                registered     share(1)         price(1)            fee
----------------------------- -------------- ------------ -------------------- --------------
Common Shares, par value        1,000,000      $42 7/16       $42,437,500        $11,203.50
$1.00 per share(2)               shares

----------------------------- -------------- ------------ -------------------- --------------

(1)  Estimated pursuant to Rule 457(c) under the Securities Act solely for the purpose of calculating the registration fee based upon the average of the high and low prices of the
     Common Shares quoted on The New York Stock Exchange on June 5, 2000.

(2)  The shares owned by the Selling Shareholder (as defined herein) consist of the
     Registrant's Diluted Voting Class I Common Shares, par value $1.00 per share (the "DVI
     Shares"). The DVI Shares are convertible into an equal number of the Registrant's Full
     Voting Common Shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice to the Registrant. The Common Shares being registered hereby constitute the Full Voting Common Shares into which such DVI Shares are convertible. See
     "Plan of Distribution."

        -----------------------------------------------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

[The information in this preliminary prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.]


PROSPECTUS
----------

                              SUBJECT TO COMPLETION
                    PRELIMINARY PROSPECTUS DATED JUNE 6, 2000

                             1,000,000 Common Shares

                           RENAISSANCERE HOLDINGS LTD.

     This prospectus relates to the offer and sale of up to 1,000,000 of our common shares which are owned by one of our shareholders. The selling shareholder may offer its shares publicly or through private transactions at prevailing market prices, at negotiated prices or through a combination of methods of sale.

     We will not receive any of the proceeds from the sale of the shares by the selling shareholder. We have agreed to bear all expenses (other than selling discounts, concessions or commissions) in connection with the registration and sale of the shares being offered by the selling shareholder.

     The common shares held by the selling shareholder consist solely of our Diluted Voting Class I Common Shares, par value $1.00 per share (the "DVI Shares"), which have limited voting rights. The DVI Shares are convertible into an equal number of our Full Voting Common Shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice to us. The common shares being registered hereby constitute the Full Voting Common Shares into which such DVI Shares are convertible.

     Our Full Voting Common Shares are listed on the NYSE under the symbol "RNR." On June 5, 2000, the closing price of the common shares, as reported by the NYSE, was $42 1/8 per share.

     See "Risk Factors" beginning on page 4 for a discussion of certain factors that should be considered by prospective investors.

--------------------------------------------------------------------------------
     You should read this prospectus and any prospectus supplement carefully before you invest.
--------------------------------------------------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


The date of this Prospectus is _______, 2000.

     You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling shareholder has authorized anyone to provide you with different information. We are not making an offer of shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

     For North Carolina investors: These securities have not been approved or disapproved by the Commissioner of Insurance for the State of North Carolina, nor has the Commissioner of Insurance ruled upon the accuracy or the adequacy of this document. The buyer in North Carolina understands that neither RenaissanceRe Holdings Ltd. nor its subsidiaries are licensed in North Carolina pursuant to Chapter 58 of the North Carolina General Statutes, nor could they meet the basic admissions requirements imposed by such chapter at the present time.

                                TABLE OF CONTENTS


ENFORCEABILITY OF CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES
LAWS...........................................................................1

ABOUT THIS PROSPECTUS..........................................................1

SUMMARY DESCRIPTION OF THE COMPANY.............................................1

RISK FACTORS...................................................................4

USE OF PROCEEDS...............................................................11

SELECTED FINANCIAL DATA.......................................................12

SELLING SHAREHOLDER...........................................................14

PLAN OF DISTRIBUTION..........................................................14

LEGAL MATTERS.................................................................15

EXPERTS.......................................................................16

WHERE YOU CAN FIND MORE INFORMATION...........................................16

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS...............................17

                       ENFORCEABILITY OF CIVIL LIABILITIES
                           UNDER UNITED STATES FEDERAL
                                 SECURITIES LAWS

     We are a Bermuda company. In addition, certain of our directors and officers as well as certain of the experts named in this prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the United States federal securities laws.

     We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of United States courts based on the civil liability provisions of the United States federal securities laws obtained in actions against us or our directors and officers, and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the United States federal securities laws. A Bermuda court may, however, impose civil liability on us or our directors or officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. From time to time, we may provide a prospectus supplement to add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information." All references to "we," "our" or "RenaissanceRe" refer to RenaissanceRe Holdings Ltd. and its subsidiaries.

                       SUMMARY DESCRIPTION OF THE COMPANY

Overview

     RenaissanceRe Holdings Ltd. is a Bermuda company with its registered and principal executive offices located at Renaissance House, 8-12 East Broadway, Pembroke HM 19 Bermuda, telephone (441) 295-4513. Our principal business is property catastrophe reinsurance, written on a worldwide basis through Renaissance Reinsurance Ltd. ("Renaissance Reinsurance"), a Bermuda company and wholly owed subsidiary. Certain of our coverages in Europe are provided through Renaissance Reinsurance of Europe, a wholly owed subsidiary organized in Ireland. Based on gross premiums written, we are one of the largest providers of property catastrophe reinsurance coverage in the world.

     We provide property catastrophe reinsurance coverage to insurance companies and other reinsurers primarily on an excess of loss basis. Excess of loss catastrophe coverage generally provides coverage for claims arising from large natural catastrophes, such as earthquakes and hurricanes, in excess of a specified loss. In connection with the coverages we provide, we are also exposed to claims arising from other natural and man-made catastrophes such as winter storms, freezes, floods, fires and tornadoes.

Strategy

     The principal components of our business strategy are to:

o Focus on the property catastrophe reinsurance business. Our primary focus is property catastrophe reinsurance, which represented approximately 80% of our gross premiums written in 1999, 77% in 1998 and 97% in 1997, respectively.

o Build a superior portfolio of property catastrophe reinsurance by utilizing proprietary modeling capabilities. We assess underwriting decisions on the basis of the expected incremental return on equity of each new reinsurance contract in relation to our overall portfolio of reinsurance contracts. To facilitate this, we have developed REMS(C), a proprietary, computer-based pricing and exposure management system. We utilize REMS(C)to assess property catastrophe risks, price treaties and limit aggregate exposure. We combine the analyses generated by REMS(C)with our own knowledge of the client submitting the proposed program to assess the premium offered against the risk of loss that such program presents.

o Utilize our capital base efficiently while maintaining prudent risk levels in our reinsurance portfolio. We manage our risks through a variety of means, including the use of contract terms, portfolio selection methodology, diversification criteria and probability analyses. By using such measures and by employing our proprietary modeling capabilities, we attempt to construct a portfolio of reinsurance contracts which maximizes the use of our capital while optimizing the risk-reward characteristics of our portfolio. We rely less on traditional ratios, such as net premiums written to surplus, because we believe that such statistics do not adequately reflect the risk in the property catastrophe reinsurance business. Our management believes the level of net premiums written relative to surplus does not reflect the composition of a reinsurer's attachment points, aggregate limits, geographic diversification, and other material elements of the risk exposures embodied in a reinsurer's book of business.

o Capitalize on the experience and skill of management. Our senior management team has extensive experience in the reinsurance and/or insurance industries, with an average of approximately 19 years of experience for each of our four senior executives.

o Build and maintain long-term relationships with brokers and clients. We market our reinsurance products worldwide exclusively through reinsurance brokers. We believe that our existing portfolio of reinsurance business is a valuable asset given the renewal practices of the reinsurance industry. We believe that we have established a reputation with our brokers and clients for prompt response on underwriting submissions, for fast claims payments and for the development of customized reinsurance programs.

o Maintain a low cost structure. Our management believes that as a result of our ability to maintain a small staff and by basing operations in the favorable regulatory and tax environment of Bermuda, we are able to maintain low operating costs relative to our capital base and net premiums earned. As of June 1, 2000, we, including Nobel Insurance Company ("Nobel"), had 78 employees.

o Leverage our modeling expertise by expanding into other insurance markets with significant natural catastrophe exposures. We are reviewing opportunities in the United

     States to write new lines of business including primary insurance, where natural catastrophe exposures represent a significant component of the overall exposure.

Return on Shareholders' Equity

     For the years ended December 31, 1999, 1998, 1997, 1996 and 1995, we achieved returns on average shareholders' equity of 19.8%, 19.2%, 25.0%, 29.8% and 43.2%, respectively, and combined ratios of 63.0%, 62.4%, 47.5%, 51.3% and 52.0%, respectively. Operating income excludes net realized gains or losses on investments and an after tax charge of $40.1 million taken in the fourth quarter of 1998 relating to Nobel. We achieved these results despite the occurrence of various catastrophes, including the occurrence in January 1994 of the Northridge, California earthquake, the second largest insured catastrophe loss in U.S. history. During 1999 nine significant worldwide catastrophic events occurred: the hail storms in Sydney, Australia in April; the mid-western (Oklahoma) tornadoes in May; Hurricane Floyd in September; Typhoon Bart which struck Japan in September; Turkish and Taiwanese earthquakes in August and September, respectively; the Danish windstorm Anatol; and the French windstorms, Lothar and Martin, in December. At least seven of these events are each expected to cause over $1 billion of insured damages. These events caused net incurred losses for Renaissance Reinsurance to increase to $64.4 million for 1999 or a loss ratio of 32.7 percent, compared with $42.4 million for 1998 or a loss ratio of 25.0 percent. Due to the potential high severity of claims related to the property catastrophe reinsurance business, there can be no assurance that Renaissance Reinsurance will continue to experience this level of net claims in future years. See "Risk Factors." At December 31, 1999, the Company had total assets of approximately $1,617 million and total shareholders' equity of approximately $600 million.

Underwriting

     Our experienced management team assesses underwriting decisions on the basis of the expected incremental return on equity of each new reinsurance contract in relation to our overall portfolio of reinsurance contracts. To facilitate this, we have developed REMS(C), a proprietary, computer-based pricing and exposure management system. We utilize REMS(C) to assess property catastrophe risks, price treaties and limit aggregate exposure. REMS(C) was developed with consulting assistance from Tillinghast, an actuarial consulting unit of Towers, Perrin, Forster & Crosby, Inc., and Applied Insurance Research, Inc., the developer of the CATMAPTM system. We combine the analyses generated by REMS(C) with our own knowledge of the client submitting the proposed program to assess the premium offered against the risk of loss that such program presents.

Marketing

     We market our reinsurance products worldwide exclusively through reinsurance brokers. We receive program submissions from a wide variety of such brokers. We are highly selective in writing reinsurance contracts. For the year ended December 31, 1999, we received approximately 1,474 program submissions. We extended reinsurance coverage for only 348 programs, or only 23.6 percent of the program submissions we received.

Recent Development

     On March 31, 2000, Warburg, Pincus Investors, L.P. ("WPI"), one of our founding institutional shareholders, distributed substantially all of our common shares owned by it to the partners of WPI. Kewsong Lee, a member and managing director of E.M. Warburg, Pincus & Co. LLC and a general partner of Warburg, Pincus & Co., an affiliate of WPI, continues to serve on our board.

                                  RISK FACTORS

     Before you invest in the common shares, you should be aware of various risks, including those described below. You should carefully consider these risk factors together with all other information included or incorporated in this prospectus before you decide to invest in the common shares.

Our financial results may be volatile.

     We primarily underwrite property catastrophe reinsurance and have large aggregate exposure to natural and man-made disasters. As a result, our operating results have historically been, and we expect will continue to be, largely affected by relatively few events of high magnitude. Our policies generally include attachment points (the amount of loss above which excess of loss reinsurance becomes operative) which require insured industry losses in excess of several hundred million dollars before we experience significant claims, although we are also exposed to smaller insured events. Claims from catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could have a material adverse effect on our financial condition or results of operations. Our ability to write new business could also be impacted. We believe that increases in the values and concentrations of insured property and the effects of inflation will increase the severity of such occurrences per year in the future.

     Our property catastrophe reinsurance contracts cover unpredictable events such as earthquakes, hurricanes, winter storms, freezes, floods, fires, tornadoes and other man-made or natural disasters. We seek to diversify our reinsurance portfolio to moderate the volatility described in the preceding paragraph. The principal means of diversification we employ are by geographic coverage and structure of the reinsurance.

     We also have in place a portfolio of reinsurance coverage to reduce our exposure to certain events in certain geographic zones. We utilize REMS(C), a proprietary, computer-based pricing and exposure management system, to simulate 40,000 years of catastrophe activity to obtain a probability distribution of potential outcomes for our entire portfolio. In addition, we evaluate on a deterministic basis our exposure to individual events to estimate the impact of such events on us. Nonetheless, a single event or series of events could exceed our estimates, either of which could have a material adverse effect on our financial condition or results of operation.

There may be a change in demand for reinsurance.

     Historically, property catastrophe reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary property insurers and prevailing general economic conditions. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing property catastrophe reinsurers.

Industry developments may affect our business.

     Our management is aware of a number of new, proposed or potential legislative or industry changes that may impact the worldwide demand for property catastrophe reinsurance. In the United

States, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, provides earthquake insurance to California homeowners.

     Our management is also aware of the incorporation of additional companies and the creation of alternative products from capital market participants that will compete with the catastrophe reinsurance markets. We are unable to predict the extent to which the foregoing new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.

Continued availability and effectiveness of reinsurance to insure against a portion of our risk is important to our financial condition and operations.

     We purchase reinsurance coverage to insure against a portion of our risk on policies we write directly. We expect that limiting our insurance risks through reinsurance will continue to be important to us. Reinsurance does not affect our direct liability to our policyholders on the business we write. Although our reinsurance is currently maintained with reinsurers rated "A" (Excellent) or better by A.M. Best, a reinsurer's insolvency or inability to make payments under the terms of its reinsurance treaty with us could have a material adverse effect on us. In addition, there can be no assurance that reinsurance will remain continuously available to us to the same extent and on the same terms as are currently available.

Our actual claims may vary from our claim reserves.

     At December 31, 1999, we had outstanding reserves for claims and claim expenses of approximately $478.6 million. We incurred claims and claims expenses of approximately $77.1 million, $112.8 million, $50.0 million and $86.9 million for the years ended December 31, 1999, 1998, 1997 and 1996, respectively.

     Claims reserves represent estimates involving actuarial and statistical projections at a given point in time of our expectations of the ultimate settlement and administration costs of claims incurred. We utilize both proprietary and commercially available models as well as historical reinsurance industry loss development patterns to assist in the establishment of appropriate claim reserves. In contrast to casualty losses, which frequently can be determined only through lengthy, unpredictable litigation, non-casualty property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. If our claim reserves are subsequently determined to be inadequate, we will be required to increase claim reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our financial condition or results of operations in a particular period.

We operate in a highly competitive environment.

     The property catastrophe reinsurance industry is highly competitive. We compete, and will continue to compete, with major U.S. and non-U.S. property catastrophe insurers, reinsurers and certain underwriting syndicates, some of which have greater financial, marketing and management resources than us. In addition, we may not be aware of other companies that may be planning to enter the property catastrophe reinsurance market or existing property catastrophe reinsurers that may be planning to raise additional capital. Moreover, Lloyd's, in contrast with prior practice, now allows its syndicates to accept capital from corporate investors. Competition in the types of reinsurance business that we underwrite is based on many factors, including:

     o    premium charges and other terms and conditions offered;

     o    services provided;

     o    ratings assigned by independent rating agencies;

     o    speed of claims payment;

     o    reputation;

     o    perceived financial strength; and

     o    experience of the reinsurer in the line of reinsurance to be written.

     This competition could affect our ability to attract business that would have the potential to yield appropriate levels of profits. Additionally, recent regulatory changes in the U.S., such as the Gramm-Leach-Bliley Act of 1999, could result in increased competition from new entrants to our markets.

Renaissance Reinsurance is not licensed or admitted in the U.S.

     Renaissance Reinsurance is a registered Bermuda insurance company and is not licensed or admitted as an insurer in any jurisdiction in the United States. Because jurisdictions in the United States do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless security is posted, Renaissance Reinsurance's contracts generally require it to post a letter of credit or provide other security after a reinsured reports a claim.

     We do not believe that our non-admitted status in any U.S. jurisdiction has, or should have, a material adverse effect on our ability to compete in a large portion of the property catastrophe reinsurance market in which we operate. However, it is possible that increased competitive pressure from current reinsurers and future market entrants, Lloyd's decision to raise capital from corporate investors, and our non-admitted status could adversely affect us.

We are dependent on dividends and payments from our subsidiaries.

     As a holding company with no direct operations, we rely on investment income, cash dividends and other permitted payments from our subsidiaries to make principal and interest payments on our debt and to pay dividends to our shareholders. Bermuda law and regulations, including The Insurance Act 1978 of Bermuda (together with amendments thereto and related regulations, the "Insurance Act") limits our subsidiaries' payment of dividends to us. The Insurance Act requires our subsidiaries to maintain a minimum solvency margin and minimum liquidity ratio, and prohibits dividends that would result in a breach of these requirements.

We have borrowed substantial amounts from creditors and are subject to restrictive debt covenants.

     We have entered into a revolving credit facility with a syndicate of commercial lenders (the "Revolving Credit Facility"), which provides for borrowings of up to $300.0 million. As of December 31, 1999, $200 million was outstanding under the Revolving Credit Facility. In addition, Renaissance U.S. Holdings Inc. ("U.S. Holdings"), a wholly owned subsidiary, is a party to a $35 million term loan and $15 million revolving credit facility, under which $50 million was outstanding as of December 31, 1999 (the "U.S. Holdings Facility"). RenaissanceRe provides a guarantee for the U.S. Holdings Facility (the "Guarantee"). Each of the U.S. Holdings Facility, the Guarantee and the Revolving Credit Facility contains certain covenants that restrict our ability and our subsidiaries to pay dividends in certain instances.

     In March 1997, we consummated an offering of $100.0 million aggregate liquidation amount of 8.54% Capital Securities (the "Capital Securities") issued by RenaissanceRe Capital Trust, a Delaware statutory business trust and wholly owned subsidiary (the "Trust"). The proceeds of the Capital Securities offering were invested by the Trust in $100.0 million aggregate principal amount of 8.54% Junior Subordinated Debentures, due March 1, 2027 (the "Junior Subordinated Debentures"), issued by us. Pursuant to our obligations under the Capital Securities and the Junior Subordinated Debentures, we may not (1) declare or pay any dividends on, or (2) redeem, purchase or acquire, or (3) make a liquidation payment with respect to, any of our capital stock if we are in default under the Capital Securities or if we have given, and not rescinded, notice of our intention to defer our payment obligations with respect to the Capital Securities.

We depend on key employees.

     Our success has depended, and will continue to depend, in substantial part upon the continued service of our senior management team and, in particular, of James N. Stanard, our Chairman, President and Chief Executive Officer. If Mr. Stanard becomes unable to continue in his present role, our business could be materially adversely affected. Mr. Stanard's employment agreement with us expires on July 1, 2001 or one year following a change of control. Our ability to execute our business strategy is dependent on our ability to retain a staff of qualified underwriters and service personnel. We cannot assure you that we will be successful in attracting and retaining qualified employees. We do not currently maintain key man life insurance policies with respect to any of our employees.

     Under Bermuda law, non-Bermudians may not engage in any gainful occupation in Bermuda without the specific permission of the appropriate government authority. Such permission or a work permit for a specific period of time may be extended upon showing that, after proper public advertisement, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standards for the advertised position. All of our executive officers, each of whom is a United States citizen, as well as certain other employees, are working in Bermuda under work permits which expire over the next three years. We are not aware of any specific difficulties in connection with renewing the work permits for these officers and employees. However, it is possible that these work permits will not be extended.

We rely on reinsurance brokers.

     We market our reinsurance products worldwide exclusively through reinsurance brokers. Five brokerage firms accounted for 78.8%, 64.2%, 70.1% and 58.5% of our net premiums written for the years ended December 31, 1999, 1998, 1997 and 1996, respectively. Loss of all or a substantial portion of the business provided by such intermediaries could have a material adverse effect on us.

     In accordance with industry practice, we frequently pay amounts owing in respect of claims under our policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker failed to make such a payment, depending on the jurisdiction, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for such policies to reinsurance brokers for payment over to us, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received such premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.

Regulatory challenges in the United States or elsewhere could adversely affect our business.

     Renaissance Reinsurance is not licensed or admitted to do business in any jurisdiction except Bermuda. The insurance laws of each state in the United States and of many other countries regulate the sale of insurance and reinsurance within their jurisdiction by alien insurers, such as Renaissance Reinsurance, which is not admitted to do business within such jurisdiction. Renaissance Reinsurance conducts its business from its office in Bermuda. It is possible that inquiries or challenges relating to the activities of Renaissance Reinsurance would be raised in the future or that Renaissance Reinsurance's location, regulatory status or restrictions on its activities resulting therefrom would adversely affect its ability to conduct its business.

     Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states in the United States. It is not possible to predict the future impact of changing law or regulation on our operations of Renaissance Reinsurance; such changes could have a material adverse effect on us or the insurance industry in general.

     Glencoe Insurance Ltd. ("Glencoe"), our wholly-owned subsidiary, is a licensed, non-admitted insurer in 29 states and is subject to the regulation and reporting requirements of these states. In accordance with certain requirements of the National Association of Insurance Commissioners, Glencoe has established, and is required to maintain, a trust funded with a minimum of $15.0 million as a condition of its status as a licensed, non-admitted insurer in the U.S.

     Our strategy to expand into additional insurance markets could cause Glencoe or other U.S.-based subsidiaries to become subject to regulation in additional jurisdictions. However, we intend to conduct our operations so as to minimize the likelihood that we or Renaissance Reinsurance will be subject to U.S. regulation.

     In general, the Bermuda statutes and regulations applicable to Renaissance Reinsurance and Glencoe are less restrictive than those that would be applicable to Renaissance Reinsurance and Glencoe were they subject to the insurance laws of any state in the United States applicable to admitted insurers. We cannot assure you that if Renaissance Reinsurance or Glencoe were to become subject to any such laws of the United States, or any state thereof, or of any other country at any time in the future, it would be in compliance with such laws.

We may be affected by foreign currency fluctuations.

     Our functional currency is the U.S. dollar. A substantial portion of our premium is written in currencies other than the U.S. dollar and we maintain a portion of our cash equivalent investments in currencies other than the U.S. dollar. In the future, we may increase or decrease the portion of our investments denominated in currencies other than the U.S. dollar. We may, from time to time, experience exchange gains and losses and incur underwriting losses in currencies other than the U.S. dollar, that will in turn affect our operating results.

We could become subject to U.S. corporate income tax.

     We believe that, to date, Renaissance Reinsurance and Glencoe have operated and, in the future, will continue to operate their businesses in a manner that will not cause either to be treated as being engaged in a trade or business in the United States. On this basis, we do not expect Renaissance Reinsurance or Glencoe to be required to pay U.S. corporate income tax. However, whether a corporation is engaged in a U.S. trade or business is considered a factual question. Because there are no definitive standards provided by the Internal Revenue Code of 1986, as amended (the "Code"), existing or proposed regulations thereunder or judicial precedent, and because the determination is inherently factual and not a legal issue on which counsel can opine, there is considerable uncertainty as to activities that constitute being engaged in a trade or business in the U.S. As a result, it is possible that the United States Internal Revenue Service ("IRS") could successfully contend that Renaissance Reinsurance or Glencoe is engaged in such a trade or business. If the IRS did so contend, Renaissance Reinsurance or Glencoe would, unless exempted from tax by the United States-Bermuda income tax treaty (the "Treaty"), be subject to U.S. corporate income tax on that portion of its net income treated as effectively connected with a U.S. trade or business, as well as the U.S. corporate branch profits tax. The U.S. corporate income tax is currently imposed at the rate of 35% on net corporate profits and the U.S. corporate branch profits tax is imposed at the rate of 30% on a corporation's after-tax profits deemed distributed as a dividend.

     Even though we will take the position that neither Renaissance Reinsurance nor Glencoe is engaged in a U.S. trade or business, Renaissance Reinsurance and Glencoe have filed U.S. federal income tax returns to avoid having all deductions disallowed in the event that either Renaissance Reinsurance or Glencoe were held to be engaged in a U.S. trade or business. In addition, filing U.S. tax returns will allow Renaissance Reinsurance and Glencoe to claim benefits under the Treaty without penalty.

     Even if the IRS were to contend successfully that Renaissance Reinsurance or Glencoe was engaged in a U.S. trade or business, the Treaty could preclude the United States from taxing Renaissance Reinsurance or Glencoe on its net premium income except to the extent that such income were attributable to a permanent establishment maintained by Renaissance Reinsurance or Glencoe in the United States. Although we believe that neither Renaissance Reinsurance nor Glencoe has a permanent establishment in the United States, we cannot assure you that the IRS will not successfully contend that Renaissance Reinsurance or Glencoe has such an establishment and therefore is subject to taxation.

     If Renaissance Reinsurance or Glencoe were considered to be engaged in a U.S. trade or business and it were considered not to be entitled to the benefits of the permanent establishment clause of the Treaty, and, thus, subject to U.S. income tax, our results of operations and cash flows could be materially adversely affected.

The large number of shares eligible for future sale or registration could have an adverse effect on the market price of the common shares.

     Public or private sales of substantial amounts of the common shares following the offering, or the perception that such sales could occur, could adversely affect the market price of the common shares as well as our ability to raise additional capital in the public equity markets at a desirable time and price. The shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates" within the meaning of Rule 144 promulgated under the Securities Act. Following the consummation of the offering, PT Investments, Inc. and United States

Fidelity and Guaranty Company (together, the "Institutional Shareholders") and management will hold an aggregate of 5,209,341 common shares, all of which will be eligible for sale in the public market, subject to compliance with Rule 144. Additionally, the Institutional Shareholders and management have the right pursuant to a registration rights agreement to cause us to register any common shares held by them under the Securities Act. We may also provide for the registration of shares currently held or acquired in the future by employees pursuant to compensation arrangements, thereby permitting such shares to be sold in the public market from time to time.

Certain aspects of our corporate structure may discourage third party takeovers.

     Certain provisions of our Memorandum of Association and Bye-Laws have the effect of rendering more difficult or discouraging unsolicited takeover bids from third parties to a greater degree than would be the case without these provisions. While these provisions have the effect of encouraging persons seeking to acquire control of us to negotiate with the Board, they could have the effect of discouraging a prospective acquirer from making a tender offer or otherwise attempting to attain control of us.

     We indirectly own DeSoto Insurance Ltd. ("DeSoto"), a Florida domiciled special purpose insurance company, and Nobel, a Texas domiciled insurance company. Our ownership of DeSoto and Nobel can, under applicable state insurance company laws and regulations, delay or impede a change of control of RenaissanceRe. Generally, each of the Florida and Texas insurance codes provides that a domestic insurer may merge or consolidate with or acquire control of another insurer, or a person may acquire control of a domestic insurance company, only if the plan of merger or consolidation or acquisition of control is submitted to and receives the prior approval of the respective state's superintendent of insurance. Accordingly, under applicable Florida and Texas regulations, any change of control of RenaissanceRe (which term includes for this purpose a purchase of 10% or more of our voting securities under the applicable legislation) will require the prior notification to and approval of the Florida and Texas insurance regulatory authorities.

Our institutional shareholders and management may substantially influence certain actions requiring shareholders approval.

     As of June 1, 2000, PT Investments, Inc. (the selling shareholder hereunder) and United States Fidelity and Guaranty Company and our executive officers owned 14.53%, 8.97% and 8.38%, respectively, of the common shares, representing approximately 9.90%, 9.45% and 8.83%, respectively, of the outstanding voting power. After giving effect to the sales of our common shares contemplated in this offering, PT Investments, Inc. will own 9.34% of the common shares, representing approximately 9.34% of the outstanding voting power. Under our Bye-laws and a shareholders agreement, the Institutional Shareholders and management have the ability, if they vote together, to substantially influence certain actions requiring shareholder approval, including:

     o    electing members of our Board of Directors;

     o    adopting amendments to our Memorandum of Association and the Bye-Laws;
          and

     o approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.

Investors may have difficulties in serving process or enforcing judgments in the United States.

     We are a Bermuda company and certain of our officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of our assets or the assets of such officers and directors are or may be located in jurisdictions outside the United States. Although we have irrevocably agreed that we may be served with process in New York, New York with respect to actions based on offers and sales of the common shares made hereby, investors may have difficulty effecting service of process within the United States on our directors and officers who reside outside the United States or to recover against us or such directors and officers on judgments of United States courts based on civil liabilities provisions of the United States federal securities laws. See "Enforceability of Civil Liabilities Under United States Federal Securities Laws."

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares. The selling shareholder will receive all proceeds. See "Selling Shareholder."

                             SELECTED FINANCIAL DATA
                      (in thousands, except per share data)

     The following table sets forth our selected financial data and other financial information as of March 31, 2000 and as of each of December 31, 1999, 1998, 1997, 1996 and 1995, and for the period ended March 31, 2000 and for each of the years ended December 31, 1999, 1998, 1997, 1996 and 1995. The balance sheet data as of December 31, 1999, 1998, 1997, 1996 and 1995 and the statement of income data for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 were derived from our audited Consolidated Financial Statements, which have been audited by Ernst & Young, our independent auditors. The balance sheet data as of March 31, 2000 and the statement of income data for the period January 1, 2000 through March 31, 2000 were derived from our unaudited interim financial statements. The unaudited interim financial statements include all adjustments, consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and results of operations for that period. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. You should read the selected financial data in conjunction with our Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1999 10-K and the Forms 10-Q incorporated herein by reference and all other information appearing elsewhere in this Prospectus. See "Where you can find more information."

                                                                       Years Ended December 31,
                                  Three Months Ended   -------------------------------------------------------
                                    March 31, 2000       1999        1998       1997        1996        1995
                                  ------------------   --------    --------   --------    --------    --------
Statement of Income Data:
Gross premiums written...............   $160,471       $351,305    $270,460   $228,287    $269,913    $292,607
Net premiums written.................    103,364        213,513     195,019    195,752     251,564     289,928
Net premiums earned..................     52,765        221,117     204,947    211,490     252,828     288,886
Net investment income................     18,467         60,334      52,834     49,573      44,280      32,320
Net realized gains (losses) on sale
   of investments....................     (6,787)       (15,720)     (6,890)    (2,895)     (2,938)      2,315
Claims and claim expenses incurred...     17,713         77,141     112,752     50,015      86,945     110,555
Acquisition costs....................      7,242         25,500      26,506     25,227      26,162      29,286
Operational expenses.................      7,807         36,768      34,525     25,131      16,731      10,448
Pre-tax income.......................     24,495        102,716      54,102    139,249     156,160     165,322
Net income...........................     24,075        104,241      74,577    139,249     156,160     165,322
Net income available to common
   shareholders......................     24,075        104,241      74,577    139,249     156,160     162,786

Net income per Common Share -            $  1.24       $   5.05    $   3.33   $   6.06    $   6.01    $   6.75
Diluted(1)...........................
Dividends per Common Share...........    $  .375       $   1.40    $   1.20   $   1.00    $    .80    $    .16
Weighted average Common Shares
   outstanding.......................     19,475         20,628      22,428     22,967      25,994      24,121

Other Data:
Claims/claim expense ratio...........       33.6%          34.9%       55.0%      23.7%       34.3%       38.3%
Underwriting expense ratio...........       28.5%          28.1%       29.8       23.8        17.0        13.7
                                         -------       --------    --------   --------    --------    --------
Combined ratio.......................       62.1%          63.0%       84.8%      47.5%       51.3%       52.0%
                                         =======       ========    ========   ========    ========    ========
Operating Return on average
   shareholders' equity(2)...........       20.0%(3)       19.8%       19.2%      25.0%       29.8%       43.2%

                                                        At March 31,                          At December 31,
                                                                       ------------------------------------------------------------
                                                           2000           1999         1998         1997         1996        1995
                                                        ------------   ----------   ----------   ----------   ---------   ---------
Balance Sheet Data:
Total investments and cash...........................   $ 1,129,250    $1,074,781   $  942,309   $  859,467   $ 802,466   $ 667,999
Total assets.........................................     1,690,758     1,617,243    1,356,164      960,749     904,764     757,060
Reserve for claims and claim expenses................       463,615       478,601      298,829      110,037     105,421     100,445
Reserve for unearned premiums........................       167,315        98,386       94,466       57,008      65,617      60,444
Bank loans...........................................       250,000       250,000      100,000       50,000     150,000     100,000
Company obligated mandatorily redeemable capital
   securities of a subsidiary trust holding solely
   junior subordinated debentures of the Company(4)..        89,630        89,630      100,000      100,000          --          --
Total shareholders' equity(5)........................       609,851       600,329      612,232      598,703     546,203     486,336
Book value per Common Share(5).......................   $     31.40    $    30.50   $    28.28   $    26.68   $   23.21   $   18.99
Common Shares outstanding(5).........................        19,423        19,686       21,646       22,441      23,531      25,605


(1)  Net income per share was calculated by dividing net income available to common shareholders by the number of weighted average
     Common Shares and Common Share equivalents outstanding. Common Share equivalents are calculated on the basis of the treasury stock method.

(2)  Operating income excludes net realized gains or losses on investments and an after tax charge of $40.1 million taken in the fourth quarter of 1998 relating to Nobel.

(3)  Return on average shareholders' equity for a period of less than a full year is calculated by annualizing the net income available to Common Shareholders for such period and dividing it by beginning shareholders' equity; plus one-half of such annualized net income; less one-half of the dividends paid or payable as of the balance sheet date adjusted by one-half of the dollar value of the year-to-date capital transactions (i.e., share issuances or repurchases).

(4)  This item reflects $100.0 million aggregate liquidation amount of the Capital Securities issued by a subsidiary trust. The sole assets of the trust are $103.1 million aggregate principal amount of 8.54% Junior Subordinated Debentures due March 1, 2027
     issued by the Company.

(5)  Book value per Common Share was computed by dividing total shareholders' equity by the number of outstanding Common Shares.

                               SELLING SHAREHOLDER

     The following table provides certain information with respect to the common shares beneficially owned by the selling shareholder as of June 1, 2000, and the amount of shares offered hereunder. Because the selling shareholder may offer some or all of the shares in an offering that is not underwritten on a firm commitment basis, no estimate can be given as to the amount of securities that will be held by the selling shareholder after completion of the offering. See "Plan Of Distribution." To the extent required, the specific securities to be sold, the name of the selling shareholder effecting such sale, the names of any agent, dealer or underwriter participating in such sale, and any applicable commission or discount with respect to the sale will be set forth in a supplement to this prospectus. The nature of the positions, offices or other material relationships that certain shareholders have had with us or any of our predecessors or affiliates within the past three years are set forth in documents incorporated herein by reference. The securities offered by means of this prospectus may be offered from time to time by the selling shareholder named below:

                                                            Shares to be Offered for the
                               Shares Owned Prior to the       Selling Shareholder's
Selling Shareholder                   Offering(1)                     Account
---------------------------    -------------------------    ----------------------------
PT Investments, Inc.
3003 Summer Street
Stamford, Connecticut 06904          2,448,504(2)                   1,000,000(2)

------------------

(1)  Each named person is deemed to be the beneficial owner of securities that may be acquired within 60 days through the exercise of options, warrants or other rights, if any.

(2)  Consists solely of DVI Shares. DVI Shares entitle the holder thereof to one vote for each DVI Share. Each holder of DVI Shares shall be entitled to a fixed voting interest in RenaissanceRe of up to 9.9% of all outstanding voting rights attached to the full voting Common Shares, inclusive of the percentage interest in RenaissanceRe represented by full voting Common Shares owned directly, indirectly, or constructively by such holder within the meaning of Section 958 of the Code and applicable rules and regulations thereunder. The DVI Shares are convertible into an equal number of our Full Voting Common Shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice to us.

                              PLAN OF DISTRIBUTION

     All of the shares owned by the selling shareholder as of the date hereof are DVI Shares, which are convertible into an equal number of our Full Voting Common Shares on a one-for-one basis at the option of the holder thereof upon two days prior written notice to us. We have agreed with the selling shareholder, pursuant to the Amended and Restated Registration Rights Agreement between RenaissanceRe and the Investors party thereto, dated as of March 23, 1998, that it shall be a condition to the delivery of the DVI Shares that, immediately following the sale thereof by the selling shareholder, such shares be converted into Full Voting Common Shares.

     The selling shareholder has informed us that it will sell the shares through one or more brokers or dealers in transactions in which the broker or dealer so engaged will purchase the DVI Shares, convert them, and resell full voting Common Shares as principal to facilitate the transaction. Accordingly, all of the shares to be resold by a broker or dealer acting as a principal will consist solely of Full Voting Common Shares. Alternatively, any shares to be otherwise purchased for the account of any party hereunder shall be required to be so converted. The selling shareholder has advised us that the shares may be sold from time to time, upon compliance with applicable "Blue Sky" law, in transactions effected on the NYSE or through the facilities of any national securities association on which any of the shares are then listed, admitted to unlisted trading privileges or included for quotation, in the over-the-counter market or otherwise. The selling shareholder has advised us that it has not entered into any definitive selling arrangement with any broker-dealer or agent. We will not receive any of the proceeds from the sale of the shares by the selling shareholder.

     Alternatively, the selling shareholder may from time to time offer the securities covered by this prospectus:

     o through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions of commissions from the selling shareholder and/or the purchasers of securities for whom they may act as agents; or

     o    directly to one or more purchasers.

     The selling shareholder and any underwriters, dealers or agents that participate in the distribution of securities offered hereby may be deemed to be underwriters, and any profit on the sale of such securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular underwritten offer of securities is made, to the extent required, a supplement to this prospectus will be distributed that will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the selling shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     The securities offered hereby may be sold from time to time:

     o in one or more transactions at market prices prevailing at the time of sale;

     o    at a fixed offering price, which may be changed; or

     o at varying prices determined at the time of sale or at negotiated prices.

     The selling shareholder will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the shares. We have agreed to pay all expenses incident to the offering and sale of the shares to the public. We have also agreed with the selling shareholder to provide reciprocal indemnification against certain liabilities in connection with the Registration Statement, of which this prospectus is a part, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     Certain legal matters relating to the shares offered hereby will be passed upon for RenaissanceRe by Conyers Dill & Pearman, Hamilton, Bermuda. Certain Bermuda tax matters will be passed upon by Conyers Dill & Pearman. The description of United States tax laws will be passed upon by Willkie Farr & Gallagher.

                                     EXPERTS

     The consolidated financial statements of RenaissanceRe incorporated by reference in RenaissanceRe's Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements, and other information with the SEC. We have filed a registration statement of which this prospectus forms a part. The registration statement, including the attached exhibits, contains additional information about our common shares. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus.

     Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the offices of The New York Stock Exchange, in New York, New York. Our web site is located at http://www.renre.com. Information contained on our web site does not constitute part of this prospectus.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling shareholder sell all of the shares.

     o Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     o    Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;
          and

     o The description of our common shares set forth in our registration statement filed under the Exchange Act on Form 8-A on July 24, 1995, including any amendment or report for the purpose of updating such description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

          RenaissanceRe Holdings Ltd.
          Attn:  Martin Merritt, Secretary
          P.O. Box 2527
          Hamilton, HMGX
          Bermuda
          (441) 295-4513

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Any written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements relate, among other things, to our plans and objectives for future operations. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors (which we describe in more detail elsewhere in this prospectus and in our SEC filings that we have incorporated by reference) include, but are not limited to:

     o the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

     o a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

     o the lowering or loss of one of our financial or claims-paying ratings, including those of our subsidiaries;

     o    risks associated with implementing our business strategies;

     o    uncertainties in our reserving process;

     o    failure of our reinsurers to honor their obligations;

     o    actions of our competitors, including industry consolidation;

     o increased competition from alternative sources of risk management products, such as the capital markets;

     o    loss of services of any one of our key executive officers;

     o the passage of federal or state legislation subjecting our insurance subsidiary, Renaissance Reinsurance, to supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;

     o challenges by insurance regulators in the United States to Renaissance Reinsurance's claim of exemption from insurance regulation under the current laws;

     o changes in economic conditions, including currency rate conditions which could affect our investment portfolio; and

     o a contention by the IRS that Renaissance Reinsurance is engaged in the conduct of a trade or business within the U.S.

         The words "believe," "anticipate," "project," "expect," "intend," "will likely result" or "will continue" and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described some important factors that could cause our actual results to differ materially from our expectations in this prospectus, including in the section titled "Risk Factors." We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     The following sets forth the estimated expenses and costs in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by RenaissanceRe.

     SEC registration fees.........................................   $11,203.50
     Legal fees and expenses.......................................    75,000.00
     Accounting fees and expenses..................................     2,500.00
     Blue Sky fees and expenses....................................     1,000.00
     Transfer agent fees and expenses..............................     2,000.00
     Printing expenses.............................................     5,000.00
     Miscellaneous.................................................     3,296.50
                                                                        --------
              Total................................................  $100,000.00

Item 15. Indemnification of Directors and Officers.

     Section 98 of the Companies Act of 1981 of Bermuda (the "Act") provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability that by virtue of Bermuda law otherwise would be imposed on them, except in cases where such liability arises from the fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermudian company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda in certain proceedings arising under Section 281 of the Act.

     We have adopted provisions in our Bye-Laws that provide that we shall indemnify our officers and directors to the maximum extent permitted under the Act, except where such liability arises from willful negligence or default.

     We have entered into employment agreements with all of our executive officers which each contain provisions pursuant to which we have agreed to indemnify the executive as required by the Bye-Laws and maintain customary insurance policies providing for indemnification.

     We have purchased insurance on behalf of our directors and officers for liabilities arising out of their capacities as such.

Item 16. Exhibits.

(a) Exhibits

       No.                               Description
    ---------                            -----------

      * 3.1         Amended and Restated Bye-Laws of RenaissanceRe.

     ** 4.1         Specimen Common Stock certificate.

        5.1 Opinion of Conyers Dill & Pearman regarding legality of securities.

        8.1 Opinion of Willkie Farr & Gallagher as to certain tax matters.

    *** 10.1 Amended and Restated Registration Rights Agreement, dated as of March 23, 1998, by and among RenaissanceRe, Warburg, Pincus Investors, L.P., PT Investments Inc., GE Private Placement Partners I-Insurance, Limited Partnership and United States Fidelity and Guaranty Company.

        23.1        Consent of Ernst & Young.

        23.2        Consent of Conyers Dill & Pearman (included in Exhibit 5.1).

        23.3        Consent of Willkie Farr & Gallagher (included in Exhibit
                    8.1).

        24.1        Powers of Attorney (included in signature pages).

--------------------

* Incorporated by reference to RenaissanceRe's Quarterly Report on Form 10-Q for the fiscal period ended June 30, 1998 (Commission File No. 34-0-26512).

** Incorporated herein by reference to the identically numbered exhibit to RenaissanceRe's Registration Statement on Form S-1 (Registration No. 33-70008), which was declared effective by the Commission on July 26, 1995.

*** Incorporated by reference to RenaissanceRe's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (Commission File No. 34-0-26512).

Item 17. Undertakings.

     The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed pursuant to Section 13 or
Section 15(d) of the Exchange Act;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     The Registrant also hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act and each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions, described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, RenaissanceRe Holdings Ltd. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 6th day of June, 2000.

                                        RENAISSANCERE HOLDINGS LTD.


                                        By: /s/ James N. Stanard
                                            ------------------------------
                                        James N. Stanard
                                        President, Chief Executive Officer and
                                         Chairman of the Board of Directors

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints each of John M. Lummis and Martin J. Merritt, and each of them, as his true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (i) any and all pre-effective and post-effective amendments to this registration statement, (ii) any registration statement relating to this offering that is be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended,
(iii) any exhibits to any such registration statement or pre-effective or post-effective amendments or (iv) any and all applications and other documents in connection with any such registration statement or pre-effective or post-effective amendments, and generally to do all things and perform any and all acts and things whatsoever requisite and necessary or desirable to enable the Registrant to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature                        Title                                          Date
---------                        -----                                          ----
/s/ James N. Stanard             President, Chief Executive Officer and         June 6, 2000
-----------------------------    Chairman of the Board of Directors
   James N. Stanard              (Principal Executive Officer)

/s/ John M. Lummis               Senior Vice President and Chief Financial      June 6, 2000
-----------------------------    Officer (Principal Financial and Accounting
   John M. Lummis                Officer)


                                      II-4



/s/ William I. Riker             Director & Executive Vice President            June 6, 2000
-----------------------------
   William I. Riker

/s/ Arthur S. Bahr               Director                                       June 6, 2000
-----------------------------
   Arthur S. Bahr

/s/ Thomas A. Cooper             Director                                       June 6, 2000
-----------------------------
   Thomas A. Cooper

/s/ Edmund B. Greene             Director                                       June 6, 2000
-----------------------------
   Edmund B. Greene

/s/ Brian R. Hall                Director                                       June 6, 2000
-----------------------------
   Brian R. Hall

/s/ Gerald L. Igou               Director                                       June 6, 2000
-----------------------------
   Gerald L. Igou

/s/ Kewsong Lee                  Director                                       June 6, 2000
-----------------------------
   Kewsong Lee

/s/ Paul J. Liska                Director                                       June 6, 2000
-----------------------------
   Paul J. Liska

/s/ W. James MacGinnitie         Director                                       June 6, 2000
-----------------------------
W. James MacGinnitie

/s/ Scott E. Pardee              Director                                       June 6, 2000
-----------------------------
   Scott E. Pardee


                                      II-5



Renaissance U.S. Holdings Inc.

By: /s/ Mark J. Rickey           Authorized Representative in the United        June 6, 2000
   --------------------------    States
     Name:  Mark J. Rickey
     Title: President


                                      II-6